04047165

2004

P.E.
6/30/04

ESPEY

An ISO Certified Company

ANNUAL REPORT

ESPEY MFG & ELECTRONICS CORP

CONTENTS

BOARD OF DIRECTORS

Howard Pinsley
President, Chief Executive Officer and Chairman of the Board
Espey Mfg. & Electronics Corp.

Paul J. Corr, CPA
Associate Professor of Business
Skidmore College, Saratoga Springs, New York

Dr. William P. Greene
Former Vice President of Operations
Espey Mfg. & Electronics Corp.

Carl Helmetag
President and Chief Executive Officer
UVEX, Inc., Providence, Rhode Island

Barry Pinsley, CPA
Certified Public Accountant
Saratoga Springs, New York

Alvin O. Sabo
Attorney at Law, Albany, New York

Seymour Saslow
Former Senior Vice President
Espey Mfg. & Electronics Corp.

Michael W. Wool
Attorney at Law, Burlington, Vermont

OFFICERS

Howard Pinsley, *President, Chief Executive Officer and Chairman of the Board*
David A. O'Neil, *Treasurer and Principal Financial Officer*
Garry M. Jones, *Assistant Treasurer and Principal Accounting Officer*
Peggy A. Murphy, *Corporate Secretary and Director of Human Resources*

CORPORATE COUNSEL

Gibbons, Del Deo, Dolan, Griffinger & Vecchione
One Riverfront Plaza
Newark, NJ 07102

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

A copy of the Company's Annual Report on Form 10-K (including financial statements) for the fiscal year ended June 30, 2004 filed with the Securities and Exchange Commission will be provided without charge upon written request of shareholders to Espey Mfg. & Electronics Corp., attention: Investor Relations, 233 Ballston Avenue, Saratoga Springs, New York 12866. Form 10-K can also be viewed electronically at www.espey.com.



PRESIDENT'S MESSAGE

I am pleased to announce that the recently concluded fiscal year was very successful. Your Company posted a fourth consecutive record sales performance. We continue to be excited and optimistic about the Company's future.

Sales for fiscal 2004 increased by 13.8% to $22,507,199 compared with $19,773,411 in fiscal 2003. Net earnings were $960,826, $.94 per share, as compared with $964,700, $.94 per share last fiscal year.

Our current sales backlog is approximately $16,000,000 and we already expect to receive substantial new contracts. These will be for a variety of transformers, airborne power supplies, ground based radar transmitter modules, ground based power supplies and antennas.

During the fiscal year 2004, Espey common stock has ranged from a low of $17.60 per share in the first quarter to a high of $27.35 in the second quarter. At the time of this message, the stock was trading at $26.50 per share.

The Board of Directors has initiated a cash dividend policy in which dividends will be paid on a quarterly basis provided all other cash requirements have been satisfactorily met. The recent success of your Company has supported an annual cash dividend of $1.50 per share for fiscal 2004, a more than 400% increase over $.35 per share annual dividend for fiscal 2003 and $.30 per share annual dividend for fiscal 2002. Special cash dividends totaling $1.00 per share were declared during the 2004 fiscal year. The cash dividend paid in the first quarter of fiscal 2005 increased by 20%, from $.125 to $.15 per share.

On behalf of myself, and the Espey Board of Directors, we extend our appreciation to all of our shareholders, employees, customers and suppliers, for their continued confidence and support.

HOWARD PINSLEY

President, Chief Executive Officer and Chairman of the Board

BRIEF DESCRIPTION OF BUSINESS

Espey Mfg. & Electronics Corp. (the "Company") located in Saratoga Springs, New York, is engaged principally in the development, design, production and sale of specialized electronic power supplies, a wide variety of transformers and other types of iron-core components, and electronic system components. In some cases, the Company manufactures such products in accordance with pre-developed mechanical and electrical requirements ("build to print"). In other cases, the Company is responsible for both the overall design and manufacture of the product. The Company does not generally manufacture standardized components. The Company operates a one-segment business and was incorporated in 1928.

The electronic power supplies and components manufactured by the Company find application principally in (i) shipboard and land based radar, (ii) locomotives, (iii) aircraft, (iv) short and medium range communication systems, (v) navigation systems and (vi) land based military vehicles.

The Company's iron-core components include (i) transformers of the audio, power and pulse types, (ii) magnetic amplifiers and (iii) audio filters. The electronic system components manufactured by the Company include antenna systems and high power radar transmitters. These system components utilize the Company's own electronic power supplies, transformers and other iron-core components and mechanical assemblies.

In the fiscal year ended June 30, 2004 and 2003, the Company's total sales were $22,507,199 and $19,773,411, respectively. Sales to two domestic customers and one foreign customer accounted for 22%, 16% and 18% and 25%, 19% and 12%, of total sales in 2004 and 2003, respectively. Sales to two domestic customers and one foreign customer accounted for 26%, 21% and 14% respectively, of total sales in 2002.

Export sales in 2004, 2003 and 2002 were approximately $9,800,000, $7,100,000, and $6,600,000, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders Espey Mfg. & Electronics Corp.:

We have audited the accompanying balance sheet of Espey Mfg. & Electronics Corp. as of June 30, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Espey Mfg. & Electronics Corp. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP
Albany, New York
August 6, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Espey Mfg. & Electronics Corp. :

In our opinion, the financial statements listed in the index appearing under Item 14 (a) (1) present fairly, in all material respects, the financial position of Espey Mfg. & Electronics Corp. at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Albany, New York
August 1, 2003

BALANCE SHEETS

June 30, 2004 and 2003

ASSETS	2004	2003
Cash and cash equivalents	$12,310,972	$10,996,483
Short term investments	1,056,000	—
Trade accounts receivable, net	2,140,397	3,470,895
Other receivables	1,809	11,638
Inventories:		
Raw materials and supplies	1,543,930	1,570,028
Work in Process	3,390,133	3,020,081
Costs related to contracts in process, net of progress payments of $905,646 in 2004 and $3,314,816 in 2003	5,151,234	7,246,158
Total inventories	10,085,297	11,836,267
Deferred income taxes	76,876	88,643
Prepaid expenses and other current assets	359,393	124,508
Total current assets	26,030,744	26,528,434
Property, plant and equipment, net	3,100,516	3,267,063
Total Assets	$29,131,260	$29,795,497

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS *(continued)*

June 30, 2004 and 2003

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003
Accounts payable	$ 250,675	$ 647,597
Accrued expenses:		
Salaries, wages and commissions	44,519	88,287
Employee insurance costs	7,487	7,038
Vacation	451,516	465,815
Other	50,370	42,361
Payroll and other taxes withheld and accrued	26,000	38,425
Income taxes payable	134,471	350,232
Total current liabilities	965,038	1,639,755
Deferred income taxes	324,316	202,234
Total liabilities	1,289,354	1,841,989
Common stock, par value $.33-1/3 per share Authorized 10,000,000 shares; Issued 1,514,937 shares in 2004 and 2003, outstanding 1,014,618 and 1,019,643 shares in 2004 and 2003	504,979	504,979
Capital in excess of par value	10,411,915	10,459,278
Retained Earnings	24,911,920	25,458,400
	35,828,814	36,422,657
Less common stock subscribed	—	(558,662)
Cost of 500,319 and 495,294 shares of common stock in treasury in 2004 and 2003, respectively	(7,986,908)	(7,910,487)
Total stockholders' equity	27,841,906	27,953,508
Total liabilities and stockholders' equity	$29,131,260	$29,795,497

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF INCOME

Years Ended June 30, 2004, 2003 and 2002

	2004	2003	2002
Net sales	$22,507,199	$19,773,411	$18,405,213
Cost of sales	18,792,334	16,675,550	16,104,219
Gross profit	3,714,865	3,097,861	2,300,994
Selling, general and administrative expenses	2,536,142	1,951,475	1,751,855
Operating income	1,178,723	1,146,386	549,139
Other income (expense)			
Interest and dividend income	94,655	140,000	199,050
Other income (loss)	27,239	(120)	(19,435)
Total other income	121,894	139,880	179,615
Income before income taxes	1,300,617	1,286,266	728,754
Provision for income taxes	339,791	321,566	183,000
Net income	$ 960,826	$ 964,700	$ 545,754
Net Income per share:			
Basic	$ .95	$ .94	$ .53
Diluted	$ .94	$ .94	$ .53
Weighted average number of shares outstanding			
Basic	1,013,663	1,025,200	1,030,556
Diluted	1,022,344	1,027,686	1,034,904

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended June 30, 2004, 2003 and 2002

	Common Shares	Amount	Capital in Excess of par Value	Accumulated Other Comprehensive income (Loss)	Retained Earnings	Common Stock Subscribed	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance as of June 30, 2001	1,029,461	$504,979	$10,496,287	$ (50,281)	$24,607,239	(1,675,987)	485,476	$(7,716,853)	$26,165,384
Comprehensive income:									
Net income, 2002					545,754				545,754
Other comprehensive income, net of tax benefit of $9,940				21,202					21,202
Comprehensive income									566,956
Stock option exercises	5,100		(30,409)				(5,100)	97,984	67,575
Dividends paid on common stock $.30 per share					(309,176)				(309,176)
Tax effect of dividends on unallocated ESOP shares					5,041				5,041
Reduction of common stock subscribed						558,662			558,662
Balance as of June 30, 2002	1,034,561	504,979	10,465,878	(29,079)	24,848,858	(1,117,325)	480,376	(7,618,869)	27,054,442
Comprehensive income:									
Net income, 2003					964,700				964,700
Other comprehensive income, net of tax benefit of $15,599				19,589					19,589
Reclassification adjustment				9,490					9,490
Comprehensive income									993,779
Stock option exercises	1,000		(6,600)				(1,000)	19,850	13,250
Dividends paid on common stock $.35 per share					(358,099)				(358,099)
Tax effect of dividends on unallocated ESOP shares					2,941				2,941
Purchase of treasury stock	(15,918)						15,918	(311,468)	(311,468)
Reduction of common stock subscribed						558,663			558,663
Balance as of June 30, 2003	1,019,643	504,979	10,459,278	—	25,458,400	(558,662)	495,294	(7,910,487)	27,953,508
Net income, 2004					960,826				960,826
Stock option exercises	8,600		(53,122)				(8,600)	195,908	142,786
Dividends paid on common stock $1.50 per share					(1,519,913)				(1,519,913)
Tax effect of stock options exercised			5,759						5,759
Tax effect of dividends on unallocated ESOP shares					12,607				12,607
Purchase of treasury stock	(13,625)						13,625	(272,329)	(272,329)
Reduction of common stock subscribed						558,662			558,662
Balance as of June 30, 2004	1,014,618	$504,979	$10,411,915	$ —	$24,911,920	—	500,319	$(7,986,908)	$27,841,906

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2004, 2003 and 2002

	2004	2003	2002
Cash Flows From Operating Activities:			
Net income	$ 960,826	$ 964,700	$ 545,754
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Tax effect of dividends on unallocated ESOP shares	12,607	2,941	5,043
Tax effect on stock options exercised	5,759	—	—
Depreciation	557,943	495,670	513,470
Loss on disposal of plant and equipment	22,121	—	35,782
Loss on sale of investment securities	—	15,817	—
Deferred income tax	133,849	57,359	112,097
Changes in assets and liabilities:			
Decrease (increase) in receivables	1,340,327	(1,059,414)	145,370
Decrease in inventories, net	1,750,970	904,528	2,191,882
(Increase) decrease in prepaid expenses and other current assets	(234,885)	73,553	(46,181)
(Decrease) increase in accounts payable	(396,922)	150,143	162,682
(Decrease) increase in accrued salaries, wages and commissions	(43,768)	1,406	(37,200)
Increase (decrease) in accrued employee insurance costs	449	150	(54,911)
(Decrease) increase in vacation accrual	(14,299)	66,916	53,352
Increase in other accrued expenses	8,009	951	3,699
(Decrease) increase in payroll and other taxes withheld and accrued	(12,425)	482	(1,454)
(Decrease) increase in income taxes payable	(215,761)	261,266	27,526
Net cash provided by operating activities	$ 3,874,800	$1,936,468	$3,656,911
Cash Flows From Investing Activities:			
Proceeds from maturity of investment securities	—	403,188	399,869
Additions to property, plant and equipment	(413,517)	(438,481)	(393,865)
Purchase of short term investments	(1,056,000)	—	—
Proceeds on sale of plant and equipment	—	—	12,250
Reduction of common stock subscribed	558,662	558,663	558,662
Net cash (used) provided by investing activities	(910,855)	523,370	576,916
Cash Flows From Financing Activities:			
Dividends on common stock	(1,519,913)	(358,099)	(309,176)
Purchase of treasury stock	(272,329)	(311,468)	--
Proceeds from exercise of stock options	142,786	13,250	67,575
Net cash used in financing activities	(1,649,456)	(656,317)	(241,601)
Increase in cash and cash equivalents	1,314,489	1,803,521	3,992,226
Cash and cash equivalents, beginning of the year	10,996,483	9,192,962	5,200,736
Cash and cash equivalents, end of the year	$12,310,972	10,996,483	$9,192,962
Net Income Taxes Paid	$ 403,337	$ —	$ 62,238

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations

Espey Mfg. & Electronics Corp. (the Company) is a manufacturer of electronic equipment used primarily in military and industrial applications. The principal markets for the Company's products are companies that provide electronic support to both military and industrial applications. During the year the Company dissolved Espey International, Inc, a wholly owned subsidiary. The subsidiary was an inactive foreign sales corporation.

Note 2. Summary of Significant Accounting Policies

Inventory Valuation, Cost Estimation and Revenue Recognition

Raw materials are valued at weighted average cost.

Inventoried work relating to contracts in process and work in process is valued at actual production cost, including factory overhead incurred to date. Work in process represents spare units, parts and other inventory items acquired or produced to service units previously sold or to meet anticipated future orders. The cost elements of contracts in process and work in process consist of production costs of goods and services currently in process and overhead. Provision for losses on contracts is made when the existence of such losses becomes evident. The costs attributed to units delivered under contracts are based on the estimated average cost of all units expected to be produced. Certain contracts are expected to extend beyond twelve months.

Revenue is recognized on contracts in the period in which the units are delivered and billed (unit-of-delivery method). A significant portion of our business is comprised of development and production contracts. Generally, revenues on long-term fixed-price contracts are recorded on a percentage of completion basis using units of delivery as the measurement basis for progress toward completion.

Percentage of completion accounting requires judgment relative to expected sales, estimating costs and making assumptions related to technical issues and delivery schedule. Contract costs include material, subcontract costs, labor and an allocation of overhead costs. The estimation of cost at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Given the significance of the estimation processes and judgments described above, it is possible that materially different amounts of contract costs could be recorded if different assumptions were used, based on changes in circumstances, in the estimation of cost at completion. When a change in expected sales value or estimated cost is determined, changes are reflected in current period earnings.

Depreciation

Depreciation of plant and equipment is computed on a straight-line basis over the estimated useful lives of the assets.

Estimated useful lives of depreciable assets are as follows:

Buildings and improvements	10 - 25 years
Machinery and equipment	3 - 10 years
Furniture, fixtures and office equipment	10 years

(continued)

Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

Under the provisions of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In addition, SFAS No. 109 requires that the tax benefit of tax-deductible dividends on unallocated ESOP shares be recorded as a direct addition to retained earnings rather than as a reduction of income tax expense.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, certificates of deposit, and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Short-term investments include certificates of deposit with maturities greater than three months to a year.

Stock-Based Compensation

The intrinsic value method of accounting is used for stock-based compensation plans. Under the intrinsic value method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock.

The Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting as permitted by SFAS No. 123 and as prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB No. 25, in accounting for its fixed stock option plans. Under this method, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123, Accounting for Stock Based Compensation, to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148, as required.

(continued)

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS no. 123, to stock-based employee compensation.

	Year Ended June 30,		
	2004	2003	2002
Net income as reported	$960,826	$964,700	$545,754
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(31,460)	(36,912)	(36,080)
Pro forma net income	$929,366	$927,788	$509,674
Net income per share:			
Basic-as reported	$ .95	$ .94	$ .53
Basic-pro forma	$ .92	$ .91	$ .49
Diluted-as reported	$ .94	$ .94	$ .53
Diluted-pro forma	$ .91	$ .91	$ .49

Per Share Amounts

Basic net income per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the net income of the Company.

Comprehensive Income

Comprehensive income in 2003 and 2002 consists of net income and unrealized gains (losses) on securities available-for-sale and is presented in the Statement of Changes in Stockholders' Equity. In 2004, comprehensive income is equal to net income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Tax Credits

Investment tax credits are accounted for as a reduction of income tax expense in the year taxes payable are reduced.

Reclassifications

Certain reclassifications may have been made to the prior year financial statements to conform to the current year presentation.

(continued)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Concentrations of Risk

The market for our defense electronics products is largely dependent on the availability of new contracts from the United States and foreign governments to prime contractors to which we provide components. Any decline in expenditures by the United States or foreign governments may have an adverse effect on our financial performance.

Also, our international sales are denominated in United States currency. Consequently, changes in exchange rates that strengthen the United States dollar could increase the price in local currencies of our products in foreign markets and make our products relatively more expensive than competitor's products.

Note 3. Contracts in Process

Contracts in process at June 30, 2004 and 2003 are as follows:

	2004	2003
Gross contract value	$15,425,540	$ 21,370,490
Costs related to contracts in process, net of progress payments of $905,646 in 2004 and $3,314,816 in 2003	$5,151,234	$ 7,246,158

Included in costs relating to contracts in process at June 30, 2004 and 2003 are costs of $1,237,135 and $1,460,338, respectively, relative to contracts that may not be completed within the ensuing year. Under the unit-of-delivery method, the related sale and cost of sales will not be reflected in the statement of income until the units under contract are shipped.

(continued)

Note 4. Property, Plant and Equipment

A summary of the original cost of property, plant and equipment at June 30, 2004 and 2003 is as follows:

	2004	2003
Land	$ 45,000	$ 45,000
Building and improvements	4,040,155	3,981,689
Machinery and equipment	7,506,843	7,273,596
Furniture, fixtures and office equipment	309,407	308,394
	11,901,405	11,608,679
Accumulated depreciation	(8,800,880)	(8,341,616)
	$ 3,100,516	$ 3,267,063

Depreciation expense was $557,943, $495,670, and $513,470 during the years ended June 30, 2004, 2003, and 2002, respectively.

Note 5. Line of credit

At June 30, 2004, the Company has an uncommitted and unused Line of Credit with a financial institution. The agreement provides that the Company may borrow up to $3,000,000. The line provides for interest at the borrower's choice of (I) prime minus .75% or (II) LIBOR plus 1.80% for periods of 1, 2, or 3 months. Any borrowing under the line of credit will be collateralized by accounts receivable.

Note 6. Research and Development Costs

Research and development costs charged to cost of sales during the years ended June 30, 2004, 2003 and 2002 were approximately $150,000, $100,000, and $335,000, respectively.

Note 7. Pension Expense

Under terms of a negotiated union contract, the Company is obligated to make contributions to a union-sponsored defined benefit pension plan covering eligible employees. Such contributions are based upon hours worked at a specified rate and amounted to $91,265 in 2004, $93,066 in 2003, and $83,778 in 2002.

The Company sponsors a 401(k) plan with employee and employer matching contributions. The employer match is 10% of the employee contribution and was $31,721, $29,030, and $25,744 for fiscal years 2004, 2003 and 2002 respectively.

Note 8. Provision for Income Taxes

A summary of the components of the provision for income taxes for the years ended June 30, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Current tax expense - federal	$190,387	$252,961	$ 49,653
Current tax expense - state	15,555	11,246	1,383
Deferred tax expense	133,849	57,359	131,964
	$339,791	$321,566	$183,000

(continued)

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. These "temporary differences" are determined in accordance with SFAS No. 109.

The combined U.S. federal and state effective income tax rates of 26.1%, 25.0%, and 25.1%, for 2004, 2003 and 2002 respectively, differed from the statutory U.S. federal income tax rate for the following reasons:

	2004	2003	2002
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
Increase (reduction) in rate resulting from:			
Dividends received deduction	—	(1.0)	(1.0)
State franchise tax, net of federal income tax benefit	1.0	1.0	1.1
Foreign exportation benefit	(7.7)	(5.0)	(7.3)
Other	(1.2)	(4.0)	(1.7)
Effective tax rate	26.1%	25.0%	25.1%

For the years ended June 30, 2004 and 2003 deferred income tax expense of $133,849 and $57,359, respectively, result from the changes in temporary differences for each year. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of June 30, 2004 and 2003 are presented as follows:

	2004	2003
Deferred tax assets:		
Common stock subscribed - due to difference in interest recognition	$ —	$ 142,159
Non-deductible accruals	108,485	105,443
Other	15,428	16,875
Total deferred tax assets	123,913	264,477
Deferred tax liabilities:		
Property, plant and equipment - principally due to differences in depreciation methods	324,316	344,393
Inventory - effect on uniform capitalization	47,037	33,675
Total deferred tax liabilities	371,353	378,068
Net deferred tax liability	$(247,440)	$(113,591)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these temporary differences without consideration of a valuation allowance.

(continued)

Note 9. Significant Customers

A significant portion of the Company's business is the production of military and industrial electronic equipment for use by the U.S. and foreign governments and certain industrial customers. Sales to two domestic customers and one foreign customer accounted for 22%, 16%, and 18%, respectively, of total sales in 2004. Sales to two domestic customers and one foreign customer accounted for 25%, 19%, and 12%, respectively, of total sales in 2003. Sales to two domestic customers and one foreign customer accounted for 26%, 21%, and 14% respectively, of total sales in 2002.

Export sales aggregated approximately $9,800,000, $7,100,000, and $6,600,000, for the years ended June 30, 2004, 2003 and 2002, respectively.

Note 10. Stock Rights Plan

The Company has a Shareholder Rights Plan which expires on December 31, 2009. Under this plan, common stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding as of or issued subsequent to April 14, 1989. Each right entitles the holder thereof to buy one-half share of common stock of the Company at an exercise price of $50 per share subject to adjustment. The rights are exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer which, if consummated, would result in the offer or, together with all affiliates and associates thereof, being the beneficial owner of 15% or more of the Company's common stock.

If a 15% or larger shareholder should engage in certain self-dealing transactions or a merger with the Company in which the Company is the surviving corporation and its shares of common stock are not changed or converted into equity securities of any other person, or if any person were to become the beneficial owner of 15% or more of the Company's common stock, then each right not owned by such shareholder or related parties of such shareholder (all of which will be void) will entitle its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice the right's exercise price. In addition, if the Company is involved in any other merger or consolidation with, or sells 50% or more of its assets or earning power to, another person, each right will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of such other person having a value of twice the right's exercise price.

The Company generally is entitled to redeem the rights at one cent per right at any time until the 15th day (or 25th day if extended by the Company's Board of Directors) following public announcement that a 15% position has been acquired or the commencement of a tender or exchange offer which, if consummated, would result in the offer or, together with all affiliates and associates thereof, being the beneficial owner of 15% or more of the Company's common stock.

Note 11. Employee Stock Ownership Plan

In 1989, the Company established an Employee Stock Ownership Plan (ESOP) with an effective date of July 1, 1988, for eligible non-union employees. The ESOP used the proceeds of a loan from the Company made in June 1989 to purchase 316,224 shares of the Company's common stock for approximately $8.4 million and the Company contributed approximately $400,000 in 1989 to the ESOP which was used by the ESOP to purchase an additional 15,000 shares of the Company's common stock. Since inception of the Plan, the ESOP has sold or distributed 135,235 shares of the Company's common stock to pay benefits to participants. At June 30, 2004 and 2003, the ESOP held a total of 240,749 and 251,574 shares, respectively, of the Company's common stock, of which 240,749 and 230,562 shares, respectively, were allocated to participants in the Plan.

(continued)

Note 11. Employee Stock Ownership Plan, Continued

The loan from the Company to the ESOP was repayable in annual installments of $1,039,605 including interest, through June 30, 2004. Interest was payable at a rate of 9% per annum. The Company's receivable from the ESOP at June 30, 2003 is recorded as common stock subscribed in the accompanying balance sheet. The Company Espey recognizes the principal payments of the ESOP debt, on a straight-line basis over the term of the note, as compensation expense.

Each year, the Company makes contributions to the ESOP which are used to make loan payments. With each loan payment, a portion of the common stock is allocated to participating employees. For the periods ended June 30, 2004 and 2003, 21,012 shares were allocated to participants. In 2004, the Company's required contribution of $1,039,605 was reduced by $31,518, which represents the dividends paid on unallocated ESOP shares. The resulting payment of $1,008,087 includes $527,144 classified as compensation expense. In 2003, the Company's required contribution of $1,039,605 was reduced by $14,708, which represents the dividends paid on unallocated ESOP shares. The resulting payment of $1,024,897 includes $543,954 classified as compensation expense. In 2002, the Company's required contribution of $1,039,605 was reduced by $18,911, which represents the dividends paid on the unallocated ESOP shares. The resulting payment of $1,020,694 includes $539,752 classified as compensation expense. All shares purchased by the ESOP are considered to be outstanding for the income per share computations.

Effective June 30, 2004 the loan from the Company to the ESOP was paid in full and all shares have been allocated to participants' accounts.

Note 12. Stock Based Compensation

During fiscal 2000, the Board of Directors and shareholders approved the 2000 Stock Option Plan (the Plan). Under the Plan, incentive and non-qualified stock options will be granted to purchase shares of common stock of the Company. Options authorized for issuance under the Plan totaled 150,000. As of June 30, 2004, the Plan was authorized to grant options to purchase 98,400 shares of the Company's common stock.

Options granted under the Plan have been granted with exercise prices at fair market value at the grant date and vest over a period of two years. All options must be exercised within 10 years from the date of grant and are exercisable anytime after the two year vesting period.

Information concerning the plans incentive and non-qualified stock options is as follows:

	Option Shares	Option Price Per Share
June 30, 2001	24,000	$13.25 – 17.95
Options granted	13,000	19.85
Options canceled	(500	$13.25 – 17.95
Options exercised	(5,100	13.25
June 30, 2002	31,400	$13.25 – 19.85
Options granted	15,100	18.50
Options canceled	—	—
Options exercised	(1,000	13.25
June 30, 2003	45,500	$13.25 – 19.85
Options granted	—	—
Options canceled	—	—
Options exercised	(8,500)	$13.25 – 19.85
June 30, 2004	37,000	$13.25 – 19.85

Note 12. Stock Based Compensation, Continued

The table below summarizes information with respect to stock options outstanding as of June 30, 2004:

	Exercise Prices	Options Outstanding	Remaining Contractual Life	Options Exercisable	Exercisable Price Of Exercisable Options
	$ 13.25	1,600	6	1,600	$ 13.25
	$ 17.95	8,500	7	8,500	$ 17.95
	$ 19.85	11,800	8	11,800	$ 19.85
	$ 18.50	15,100	9	—	—
Total		37,000		21,900	

During 2004, no stock options were granted under the plan. The weighted average fair value of options granted under the plans during fiscal years 2003 and 2002 was $4.31, and $3.93, respectively. The assumptions used for the Black-Scholes model are as follows:

	2003	2002
Risk-free interest rate	3.5%	4.5%
Expected term	5 years	5 years
Company's expected volatility	20.0%	20.0%
Dividend yield	2.5%	2.5%

Note 13. Financial Instruments/Concentration of Credit Risk

The carrying amounts of financial instruments, including cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued expenses, approximated fair value a [illegible] 004 and 2003 because of the relatively short maturities of these instruments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term investments and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions. At times such investments may be in excess of FDIC insurance limits. As disclosed in Note 9, a significant portion of the Company's business is the production of military and industrial electronic equipment for use by the U.S. and foreign governments and certain industrial customers. The related accounts receivable balance represented by three customers was 29% and 57% of the Company's total trade accounts receivable balance at June 30, 2004 and 2003, respectively.

Although the Company's exposure to credit risk associated with nonpayment of these balances is affected by the conditions or occurrences within the U.S. and foreign governments, the Company believes that its trade accounts receivable credit risk exposure is limited. The Company performs ongoing credit evaluations of its customer's financial conditions and requires collateral, such as progress payments, in certain circumstances. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(continued)

Note 14. Related Parties

The Company paid a law firm in which a director of the Company is a partner, a total of $11,524, $22,000, and $24,000 for legal services during fiscal years ended June 30, 2004, 2003, and 2002, respectively.

Note 15. Commitments and Contingencies

The Company has entered into standby letters of credit agreements with financial institutions primarily relating to the guarantee of future performance on certain contracts. Contingent liabilities on outstanding standby letters of credit agreements aggregated approximately $190,000 at June 30, 2004. The Company does not expect to fund any of the amounts under the standby letters of credit.

The Company also has an operating lease commitment for a copier machine for $500 per month which expires on June 1, 2008.

Note 16. Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net Sales	$5,095,317	$5,871,675	$6,116,221	$5,423,986
Gross profit	900,172	727,876	717,562	1,369,255
Net income	280,965	61,430	54,008	564,423
Net income per share -				
Basic	0.28	0.06	0.05	0.56
Diluted	0.28	0.06	0.05	0.55
2003				
Net Sales	$4,491,359	$5,374,456	$5,707,503	$4,200,093
Gross profit (loss)	789,221	(75,254)	1,223,106	1,160,788
Net income (loss)	306,545	(417,334)	575,586	499,903
Net income (loss) (per share - basic and diluted)	0.30	(0.41)	0.56	0.49
2002				
Net Sales	$4,585,515	$5,199,517	$4,616,587	$4,003,594
Gross profit	607,585	593,569	700,016	399,824
Net income	203,691	81,999	212,644	47,420
Net income (per share – basic and diluted)	0.20	0.08	0.20	0.05

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

Net Sales for fiscal years ended June 30, 2004, 2003 and 2002, were $22,507,199, $19,773,411, and $18,405,213, respectively. The 13.8% increase in net sales in 2004 as compared to 2003, is the result of increased transmitter component shipments on two of the Company's products. In fiscal 2004, the Company continued to realize the benefits of increased business with existing customers and continued to establish new customer relationships. Enhanced customer relationships and the quality of our products have provided for the continued increase in sales that has occurred over the last five years. The sales backlog at June 30, 2004, as discussed above includes significant orders for land and shipboard high voltage radar power supply/transmitters, industrial power supplies, and contracts to manufacture certain customer products in accordance with pre-engineered requirements. The increase in net sales in 2003 as compared to 2002 was the result of increased shipments of small transformers, certain power supplies, and shipments made on build to print orders.

The primary factor in determining gross profit and net income is product mix. The gross profits on mature products and build to print contracts are higher than with respect to the products which are still in the engineering development stage or in the early stages of production. In any given accounting period the mix of product shipments between higher margin mature programs and less mature programs including loss contracts, has a significant impact on gross profit and net income. For fiscal years ended June 30, 2004, 2003 and 2002 gross profits were $3,714,865, $3,097,861, and $2,300,994, respectively. The increase in gross profit between 2004, 2003 and 2002 was predominately due to an increase in net sales and favorable product mix. Gross profit as a percentage of sales was 16.5%, 15.7%, and 12.5% for fiscal 2004, 2003, and 2002, respectively. Management continues to evaluate the Company's workforce to ensure that production and overall execution of the backlog orders and additional anticipated orders are successfully performed. Employment at June 30, 2004 was 181 people compared to 192 people at June 30,2003.

Net income for fiscal 2004, was $960,826 or $.95 and $.94 per share, basic and diluted, respectively, compared to $964,700 or $.94 per share, both basic and diluted, for fiscal 2003. The change in net income per share was due to increased sales and improved gross profit offset by primarily one loss contract and higher selling, general and administrative expenses. Net income for fiscal 2003, was $964,700 or $.94 per share compared to net income of $545,754 or $.53 per share for fiscal 2002. The increase in net income per share was due to decreased expenditures made on engineering development contracts, higher sales and favorable product mix. The decrease in engineering development expenditures occurred naturally as the related programs moved from the engineering design phase into the production phase of the associated contracts. The increase in net income was partially offset by an increase in selling, general and administrative expenses.

Selling, general and administrative expenses were $2,536,142, for the fiscal year ended June 30, 2004, an increase of $584,667, or 30.0% as compared to the prior year. This increase is primarily due to an increase in professional fees, insurance costs and administrative salaries. The increase in professional fees was attributable, in part, to legal fees incurred relating to the review conducted by the American Stock Exchange following the Company's Annual Meeting in November 2003 and the implementation of corporate governance modifications, including the amendment of the corporate by-laws. Selling, general and administrative expenses were $ 1,951,475 for the year ended June 30, 2003, an increase of $199,620, or 11.4% as compared to the prior year. This increase is mainly attributable to an increase in insurance premiums and increased selling expenses.

(continued)

Other income for fiscal 2004 decreased as compared to fiscal 2003 due to lower dividend and interest income. The Company does not believe that there is significant risk associated with its investment policy, since at June 30, 2004 all of the investments are primarily represented by short-term liquid investments including certificates of deposit and money market accounts. Total other income in fiscal 2003, as compared to 2002 declined as expected, as the Company sold its higher interest bearing preferred securities, and interest rates continued to decline.

The effective income tax rate was 26.1% in 2004, 25.0% in 2003, and 25.1% in 2002. The effective tax rate is less than the statutory tax rate mainly due to the foreign exportation benefit the Company receives on its foreign sales.

Liquidity and Capital Resources

The Company's working capital is an appropriate indicator of the liquidity of its business, and during the past three fiscal years, the Company, when possible, has funded all of its operations with cash flows resulting from operating activities and when necessary from its existing cash and investments. The Company did not borrow any funds during the last three fiscal years. Management has available a $3,000,000 line of credit to help fund further growth or working capital needs, if necessary, but does not anticipate the need for any borrowed funds in the foreseeable future.

The Company's working capital as of June 30, 2004, 2003 and 2002 was $25,065,706, $24,888,679, and $23,850,271, respectively. During 2004, 2003 and 2002 the Company repurchased 13,625, 15,918, and 0 shares, respectively, of its common stock from the Company's Employee Retirement Plan and Trust ("ESOP") and in other open market transactions, for a total purchase price of $272,329, $311,468, and $0, respectively. Under existing authorizations from the Company's Board of Directors, as of June 30, 2004, management is authorized to purchase an additional $542,566 of Company stock.

The table below presents the summary of cash flow information for the fiscal year indicated:

	2004	2003
Net cash provided by operating activities	$3,874,800	$ 1,936,468
Net cash (used) provided by investing activities	(910,855)	523,370
Net cash used in financing activities	1,649,456	656,317

Net cash provided by operating activities fluctuates between periods primarily as a result of differences in net income, the timing of the collection of accounts receivable, purchases of inventory, receipt of progress payments, level of sales and payments of accounts payable. Net cash (used) provided by investing activities changed in fiscal 2004 due to slightly lower additions of plant and equipment and the purchase of short-term investments. The increase in cash used in financing activities is due primarily to the increase in the amount of dividends paid during 2004 as compared to 2003.

The Company believes that the cash generated from operations and when necessary, from existing cash and cash equivalents, will be sufficient to meet its long-term funding requirements for the foreseeable future.

Management believes that the Company's reserve for bad debts of $3,000 is adequate given the customers with whom the Company does business. Historically, bad debt expense has been minimal.

(continued)

During fiscal year 2004 and 2003, the Company expended $413,517 and $438,481, respectively, for plant improvements and new equipment. The Company has budgeted approximately $450,000 for new equipment and plant improvements in fiscal 2005. Management presently anticipates that the funds required will be available from current operations.

The Company has entered into standby letters of credit agreements with financial institutions primarily relating to the guarantee of future performance on certain contracts. Contingent liabilities on outstanding standby letters of credit agreements aggregated approximately $190,000 at June 30, 2004. The Company does not expect to fund any of the amounts under the standby letters of credit.

The Company has an operating lease for $500 a month which expires June 1, 2008.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to the financial statements. We believe our most critical accounting policies include revenue recognition and cost estimation on our contracts.

Revenue Recognition and Estimates

A significant portion of our business is comprised of development and production contracts. Generally revenues on long-term fixed-price contracts are recorded on a percentage of completion basis using units of delivery as the measurement basis for progress toward completion.

Percentage of completion accounting requires judgment relative to expected sales, estimating costs and making assumptions related to technical issues and delivery schedule. Contract costs include material, subcontract costs, labor and an allocation of overhead costs. The estimation of cost at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Given the significance of the estimation processes and judgments described above, it is possible that materially different amounts of contract costs could be recorded if different assumptions were used, based on changes in circumstances, in the estimation of cost at completion. When a change in expected sales value or estimated cost is determined, changes are reflected in current period earnings.

Other Matters

An Employee Retirement Plan and Trust ("ESOP") was established for the eligible non-union employees of the Company, effective as of July 1, 1988. The ESOP used the proceeds of a loan from the Company made on June 5, 1989 to purchase 316,224 shares of the Company's common stock for approximately $8,400,000 and the Company contributed approximately $400,000 in 1989 to the ESOP, which was used by the ESOP to purchase an additional 15,000 shares of the Company's common stock.

Each year the Company makes contributions to the ESOP, which are used to make loan interest and principal payments. With each loan and interest payment, a portion of the common stock is allocated to participating employees. As of June 30, 2004, there were 240,749 shares allocated to participants. Dividends attributable to allocated shares were likewise allocated to the participants' accounts, whereas the dividends on unallocated shares were used toward the loan repayment, thus reducing the Company's required contribution.

(continued)

The loan from the Company to the ESOP was repayable in annual installments of $1,039,605, including interest through June 30, 2004. Interest was payable at a rate of 9% per annum. The Company's receivable from the ESOP is recorded as common stock subscribed in the accompanying balance sheet as of June 30, 2003.

Effective June 30, 2004 the loan from the Company to the ESOP was paid in full and all shares have been allocated to participant's accounts.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

It should be noted that in this Management's Discussion and Analysis of Financial Condition and Results of Operations are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms "believe," "anticipate," "intend," "goal," "expect," and similar expressions may identify forward-looking statements. These forward-looking statements represent the Company's current expectations or beliefs concerning future events. The matters covered by these statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including the Company's dependence on timely development, introduction and customer acceptance of new products, the impact of competition and price erosion, as well as supply and manufacturing constraints and other risks and uncertainties. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

SELECTED FINANCIAL DATA

Five Years Ended June 30, 2004

	Five Years Ended June 30,				
Selected Income Statement Data	**2004**	**2003**	**2002**	**2001**	**2000**
Net Sales	$22,507,199	$19,773,411	$18,405,213	$17,251,640	$14,719,818
Operating Income	1,178,723	1,146,386	549,139	1,169,271	733,617
Other income	121,894	139,880	179,615	305,833	459,326
Net income	960,826	964,700	545,754	1,033,069	782,943
Income per common share:					
Basic	$ .95	$ .94	$ .53	$ 1.00	$ .75
Diluted	$ .94	$ .94	$ .53	$ 1.00	$ .75
Selected Balance Sheet Data					
Current Assets	26,030,744	26,528,434	25,008,710	23,736,991	22,540,316
Current Liabilities	965,038	1,639,755	1,158,439	1,063,497	1,329,171
Working Capital	25,065,706	24,888,679	23,850,271	22,673,494	21,211,145
Total Assets	29,131,260	29,795,497	28,332,962	27,228,881	26,118,037
Stockholders' equity	27,841,906	27,953,508	27,054,442	26,165,384	24,788,866
Cash dividends declared and paid per common share.	$ 1.50	$ .35	$ .30	$ .20	$ .20

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Price Range of Common Stock

The table below shows the range of high and low prices for the Company's common stock on the American Stock Exchange (ticker symbol: ESP), the principal market for trading in the common stock, for each quarterly period for the last two fiscal years ended June 30:

2004	High	Low
First Quarter	23.00	17.60
Second Quarter	27.35	22.99
Third Quarter	26.00	24.60
Fourth Quarter	27.14	21.00
2003	**High**	**Low**
First Quarter	20.50	18.48
Second Quarter	19.75	18.65
Third Quarter	20.75	17.55
Fourth Quarter	18.49	17.70

Holders

The approximate number of holders of record of the common stock was 141 on September 14, 2004 according to records of the Company's transfer agent. Included in this number are shares held in "nominee" or "street" name and, therefore, the number of beneficial owners of the common stock is believed to be substantially in excess of the foregoing number.

Dividends

The Company paid cash dividends on the common stock of $1.50, $.35, and $.30 per share for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. The Board of Directors has authorized the payment of a fiscal 2005 first quarter dividend of $.15 payable September 30, 2004.

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Friday, November 12, 2004 at the Holiday Inn, 232 Broadway, Saratoga Springs, New York.

An ISO Certified Company

An ISO Certified Company

ESPEY MFG. & ELECTRONICS CORP.

233 Ballston Avenue • Saratoga Springs, NY 12866 USA

www.espey.com